2002 ANNUAL REPORT









                                            A CLEAR FOCUS ON RESULTS















                            [Campbell Resources logo]

Campbell Resources Inc. is a multi-asset, polymetallic company with a total of 12 properties located mainly in the Chibougamau mining camp of Quebec.

In fiscal 2002, the Company resumed operations at its Joe Mann Mine and subsequently produced 32,500 ounces of gold and 502,000 pounds of copper. At year-end, the Joe Mann Mine had reserves of 566,900 tons grading an average of
0.264 oz. Au/ton. The Company also carried out development work at the Copper Rand Mine (26% owned).

In fiscal 2003, Campbell will focus on optimizing gold production at the Joe Mann Mine as well as the ongoing development of the Copper Rand Project. In addition, it will pursue the introduction of thermal fragmentation at its Joe Mann Mine, the exploration and development of the Meston Lake Property and the exploration activities at its Joe Mann Mine and the Discovery project (through its partner Strateco Resources Inc.).

NORTHWEST QUEBEC
CAMPBELL PROPERTIES:
1  PITT GOLD
2  BERTHIAUME SYNDICATE
3  DISCOVERY
4  BACHELOR LAKE
5  CHEVRIER
6  GWILLIM
7  JOE MANN MINE
8  CEDAR BAY
9  COPPER RAND MINE
10 CORNER BAY
11 EASTMAIN
12 LAC HARBOUR

2002 ANNUAL REPORT - CAMPBELL RESOURCES INC.
Message to Shareholders

Our strategic objective during 2003 will be to increase the level of production to improve our cost base through a combination of the introduction of innovative mining techniques and identification of additional sources of ore from the Joe Mann Property.

The highlight of 2002 for Campbell Resources was the resumption of operations at our Joe Mann Mine in April. Almost one year later, the mine is now operating satisfactorily at a sustainable production rate. In 2003, our mining plan calls for the production of approximately 54,000 ounces of gold and 900,000 pounds of copper.

Gold production from nine months of operations at the Joe Mann Mine totalled 32,500 ounces, at an average operating cost of US$361 per ounce. The mine also produced 502,000 pounds of copper.

The average price received per ounce of gold was US$321 per ounce, generating revenues of $14.7 million. The Company recorded a loss of $5.1 million or $0.13 per share in fiscal 2002, compared with a loss of $4.4 million or $0.18 per share the previous year. There were no mining operations in fiscal 2001, which was a year of restructuring for Campbell Resources.

Our strategic objective during 2003 will be to increase the level of production to improve our cost base through a combination of the introduction of innovative mining techniques and the identification of additional sources of ore from the Joe Mann Property.

INCREASED MINERAL RESERVES AT JOE MANN MINE

During fiscal 2002, development work at the Joe Mann Mine progressed to the stage where more stopes are now ready for mining. In addition, exploration work enabled the Company's geologists to reclassify more tonnage from mineral resources to mineral reserves than was mined during the year. During 2002, the Company mined 158,600 tons at an average grade of 0.234 oz./ton, while mineral reserves increased to 566,900 tons at 0.264. oz./ton, from 327,700 tons at 0.304 oz./ton a year earlier.

This progress at Joe Mann Mine gives us the flexibility to consider two new initiatives that could enable us to increase the level of our mining activities.

Campbell will introduce an innovative mining technique called thermal fragmentation to mine narrow veins in the Joe Mann Mine that would not otherwise be economic. Some areas of the mine that were previously considered mined out, are now being re-evaluated in light of the higher gold price and the use of this process.

Secondly, the Company will apply for the necessary permits from the environmental authorities to de-water a decline at the nearby Meston Lake property (65% owned). Located 4.5 kilometers from the Joe Mann Mine, this property has the potential to add 15,000 tons per month to Campbell's operations beginning in 2004.

Together, these initiatives will enable us to increase our monthly tonnage and improve our cost base.

COPPER RAND TARGETS COMMERCIAL PRODUCTION IN 2004

The deepening of the existing shaft has been completed and 785 feet of the 3800-foot decline ramp have been driven. Completion of the decline ramp is scheduled for the latter half of 2003 and rehabilitation of the mine's infrastructure is currently underway. Commercial production is expected to begin in the first half of 2004, at an initial rate of 35,000 tons per month and ramping up to 45,000 tons over a mine life of almost five years based on current mineral resources.

DISCOVERY PROJECT

On October 8, 2002, the Company entered into an agreement with Strateco Resources Inc. under which Strateco was granted the option to acquire a 50% interest in the Discovery gold project, located about 200 kilometres southwest of Chibougamau, by funding $4,500,000 in exploration over four years, including $750,000 the first year, and by issuing common shares and warrants to the Company. Strateco is currently carrying out a 10,000 metre drilling program aimed at testing the known gold-bearing zones at depth and laterally in order to increase the mineral resource. The potential for increasing the mineral resource appears excellent, particularly to the east, where shear zones extend over at least two kilometres.

ACKNOWLEDGEMENTS

The untimely death of Mr. Don Murphy came as a blow to us all. Don served on our Board for more than 15 years and also on the Board of MSV Resources until its 2001 merger into Campbell. We will sorely miss both his wisdom, and the enthusiasm that he brought to the Company.

We would also like to recognize the contribution of Mr. Gaetan Piche who will not be standing for re-election. We want to thank him for his many years of dedicated service, in particular, for his role as facilitator in the resumption of operations at Copper Rand in 1993 under MSV Resources.

To our employees, we extend our deepest appreciation and gratitude for their role in putting Campbell Resources back into commercial operation. They can be proud of their contribution and we look forward to working with them to build on our achievements of the last year.

(SIGNED)                                     (SIGNED)

Andre Y. Fortier                             James C. McCartney
President and Chief Executive Officer        Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL STATEMENTS AND RESULTS OF OPERATIONS

Our financial objectives are to build shareholder value by increasing production and reserves through internal growth, to acquire properties that bring added value, to maintain operational flexibility and to minimize unit production costs.

The 2002 financial statements present Campbell's results of operations and its financial position. These consolidated financial statements were compiled using Canadian generally accepted accounting principles, and are accompanied by a note explaining the differences between Canadian and United States GAAP.

These financial statements present information regarding the financial position and results of operations for the last three years. Since 2001, Campbell has undertaken a new business plan to concentrate on its operations in the Chibougamau mining camp in the Province of Quebec. To properly evaluate future results, the present text must be read in light of this change in focus.

During 2000, the Joe Mann Mine in Canada and the Santa-Gertrudis mine in Mexico were in production for part of the year. Production was suspended in the third and fourth quarters due to high operating costs at the Joe Mann Mine and depletion of reserves at the Santa-Gertrudis mine. At December 31, 2000, Campbell took a $24.8 million write-down on the value of its mining properties.

As part of its new focus, Campbell sold its properties in Mexico and Panama in 2001 and 2002. The Cerro Quema property in Panama was sold in 2001, producing a small gain and the Santa-Gertrudis mine and other properties in Mexico were sold during 2002, with a gain of $777,000.

A review of the Joe Mann Mine, including an evaluation of the mineral resources and reserves, was initiated in 2000 and enabled the implementation of a development program carried out over four months and an exploration program spread out over 17 months. These programs, which required a $10 million investment, began in November 2001. Commercial operations were resumed in April 2002.

During June 2001, Campbell concluded a merger agreement with MSV Resources Inc. and GeoNova Explorations Inc. This merger enabled Campbell to increase its interest in the mining camp in the Chibougamau region of Quebec and surrounding areas.

COPPER RAND TARGETS COMMERCIAL PRODUCTION IN 2004

At the 26% owned Copper Rand Mine, the deepening of the existing shaft has been completed and 785 feet of the 3,800-foot decline ramp has been driven. Completion of the decline ramp is scheduled for the latter half of 2003 and rehabilitation of the mine's infrastructure is currently underway. Commercial production is expected to begin in the first half of 2004, at an initial rate of 35,000 tons per month and ramping up to 45,000 tons over a mine life of almost five years based on current mineral resources.

RESULTS

For the year ended December 31, 2002, Campbell recorded a net loss of $5.1 million ($0.13 per share), compared with a net loss of $4.4 million ($0.18 per share) for 2001, and a net loss of $41.9 million ($2.66 per share) for 2000.

During the year ended December 31, 2002, 32,500 ounces of gold were produced from the Joe Mann Mine, including 4,710 ounces during the development period. The cash operating cost per ounce for the ounces produced since the resumption of commercial production was US$361 per ounce.

Sales during 2002 were $14.7 million, representing 27,776 ounces of gold, 502,000 pounds of copper and 12,000 ounces of silver. The average sale price for the gold during the year was US$321. Sales were made at spot prices. The following table sets out production information by quarter for the year ended December 31, 2002:

                            2ND QUARTER    3RD QUARTER    4TH QUARTER     TOTAL
                            -----------    -----------    -----------    -------
Tons produced                 48,931         40,132         45,263       134,328
Au (ounces)                    9,479          7,715         10,582        27,776
   Ore grade (oz/ton)          0.237          0.217          0.253         0.236
   Gold recovery rate            82%            88%            93%           87%
Cu (000's pounds)                163            141            198           502
   Ore grade (%)              0.194%         0.188%         0.235%        0.206%
   Cu recovery rate              86%            94%            93%           91%


Difficulties in recruiting experienced development miners and equipment failures caused numerous delays and resulted in lower production than planned. The fixed costs and operating costs increased both on a per ton of ore processed basis and on a per ounce of gold produced basis. To compensate for the lack of available labour, a portion of the mining development was sub-contracted, which again led to higher expenses. Changes in the mining schedule led to a lower ore grade than projected.

General administration expenses were $1.8 million during 2002, compared with $2.1 million in 2001, and $2.6 million in 2000. The decrease was due to synergies resulting from the merger with MSV Resources Inc. and GeoNova Explorations Inc.

Depreciation for the year ended December 31, 2002 was $3.6 million, including $3.5 million for the Joe Mann Mine or $125.38 per ounce of gold produced.

Following the sale of the Mexican properties and the resumption of operations at Joe Mann, site maintenance costs were reduced considerably during 2002.

Other revenues of $1 million included $0.7 million from sales of gold recovered during the cleanup of the Campbell mill during the first quarter and a gain of $0.2 million pursuant to payment in shares to redeem a long-term debt.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at December 31, 2002 amounted to $3.4 million, compared with $2.8 million and $4.6 million, respectively, for the years ended December 31, 2001 and 2000. Despite the use of $5.0 million in operating activities ($2.6 million before changes in non-cash working capital items), cash and cash equivalents increased as a result of financing activities.

The Company drew down $3.6 million of its operating line from Investissement Quebec to finance the development and exploration programs at Joe Mann Mine. This loan is repayable in quarterly installments of $670,000, the first of which was made in the fourth quarter of 2002. During fiscal 2002, the Company invested $4.1 million and $1.3 million, respectively, in its exploration and development programs.

During fiscal 2002, an amount of $0.6 million was received following the exercise of warrants issued in the previous year.

In the second quarter of fiscal 2002, for a net consideration of $5.3 million, the Company issued 9.9 million common shares and 5.5 million warrants for the purchase of 5.5 million common shares at $0.80 per share before May 15, 2003.

During fiscal 2002, the Company also sold the last two tranches of a royalty financing on future production from the Joe Mann and Corner Bay properties for cash receipts of $1.7 million and notes receivable totalling $16.4 million, as described in Note 4 of the Consolidated Financial Statements.

These funds were used by the Company, among other purposes, to undertake a $0.4 million exploration program on its Chevrier and Lac aux Dores properties, both of which are located in the Chibougamau region.

At December 31, 2002, the working capital ratio was 1.4:1 compared with 1.88:1 a year earlier. This reduction is attributable to concentrate receivables of $4.2 million and a receivable of $2.1 million from Copper Rand Corporation Inc.

SITE RESTORATION

The Company carries out an annual review of its provision for future site restoration. At December 31, 2002, these future costs were estimated at $8.2 million for all the properties requiring future site restoration. Campbell has $3.9 million held in trust to cover all the properties owned by its subsidiary, MSV Resources Inc., in the Chibougamau region. For the Joe Mann and Eastmain properties as well as the Campbell mill, a provision of $6.5 million has already been taken and expensed in preceding fiscal years.

RISKS

All operating costs are expressed in Canadian dollars. The collective agreements of employees at the Joe Mann Mine, which expire in 2004, provide for progressive salary reductions linked to a gold price below US$325. Sales are directly impacted by fluctuations in metal prices and the Canadian/United States dollar exchange rate. Numerous factors outside the control of the Company can have an impact on these fluctuations. While the current policy is to remain unhedged, the Company may occasionally use hedging contracts, for which it has a credit margin of $4.5 million with a well-known U.S. financial institution, to offset these fluctuations. During fiscal 2002, Campbell sold its entire production at spot prices. The Company does not engage in off balance sheet financing.

Metal prices and the Canadian/United States dollar exchange rate also have an impact on the calculation of mineral reserves, the continuance of mining operations and the decision to develop properties, as well as the book value of mining assets.

Interest rate changes have less impact on the Company. Debentures and redeemable preferred shares, which represent a total of $48.9 million of total long-term debt of $59.2 million, are covered by swap agreements with an international bank.

ACCOUNTING PRINCIPLES

Accounting principles are stated in Note 2 of the Consolidated Financial Statements. The Company considers that the underlying estimates and assumptions have an impact on the book value of mining properties on the balance sheet. In accordance with the accounting principle relative to mining properties, costs incurred to increase the existing capacity of a property, to develop new zones of mineralization or for pre-production development are capitalized. These costs, as well as acquisition and development costs for properties with mining reserves, are depleted according to the unit of production basis using proven and probable mineral reserves to which they relate.

Mineral reserve estimates also have a large impact in determining whether or not mining properties have decreased in value. The process of estimating mineral reserves requires knowledge of the regional geological context and structural context of the mine and its immediate surroundings and the mineralization and mineralized zones. These estimates also change as a result of various factors including, but not limited to, additional development work, the metal prices, operating costs, research and development on mining methods, and the permanent infrastructures used to access the deposit.

A change in any of the variables that enter into the calculation may have a considerable influence on the other variables as well as on the evaluation of reserves, thus decreasing the value of a mining property.

OUTLOOK

Fiscal 2002 was both a new beginning and a period of adjustment for the Company, during which it was able to establish that its current mining assets offer potential for profitable development. With a portfolio of quality mining properties, a continued cost rationalization program, an environment of rising gold prices together with an experienced and dynamic management team, Campbell is well positioned to meet its near and medium-term objectives.

(expressed in Canadian dollars unless otherwise indicated)

FIVE-YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

                                                          2002          2001            2000          1999        1998
                                                      --------      --------      ----------    ----------  ----------
                                                             $             $               $             $           $
                                                                                  (restored)    (restored)  (restored)
OPERATING RESULTS (in thousands)
Metal Sales                                             14,691            --          15,682        22,465      36,388
Net Loss                                                (5,137)       (4,355)        (41,875)      (11,776)    (30,237)
Cash flow from (used in) operations                     (4,994)         (787)        (13,800)      (10,277)        411
Capital expenditures                                     4,256         1,789           7,196         3,526       8,141
                                                      --------      --------        --------       -------    ---------
FINANCIAL POSITION (in thousands)
Cash and short-term deposits                             3,432         2,761           4,548        18,219      41,493
Money market instruments                                    --            --              --         7,958          --
Total assets                                           131,733       110,356          77,960       113,530     127,198
Long-term debt                                          56,468        55,974          52,224        51,809      53,477
Shareholders' equity                                    22,360        22,102          13,468        75,673      87,469
                                                      --------      --------        --------       -------    ---------
PER SHARE DATA
Net loss per share                                       (0.13)        (0.18)          (2.66)        (0.81)      (1.97)
Book value per share                                      0.50          0.68            0.85          4.82        5.65
                                                      --------      --------        --------       -------    ---------
OPERATIONS STATISTICS
Gold production - ounces                                32,500            --          38,400        53,700      82,400
Gold revenue per ounce - US dollars                        321            --             279           276         304
Cash cost per ounce - US dollars                           361            --             463           292         255
                                                      --------      --------        --------       -------    ---------
SHARE OUTSTANDING (in thousands)
At year end                                             44,478        32,562          15,784        15,715      15,469
Weighted average during year                            40,230        23,721          15,733        15,695      15,353
                                                      --------      --------        --------       -------    ---------

(expressed in thousands of Canadian dollars except per share amounts)

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

year ended December 31, 2002                 1st Quarter   2nd Quarter   3rd Quarter   4th Quarter
----------------------------                 -----------   -----------   -----------   -----------
                                                       $             $             $             $
METAL SALES                                           --         3,716         3,620         7,355
LOSS FROM OPERATIONS                                (613)       (1,588)       (2,790)       (1,808)
NET LOSS                                            (691)         (550)       (2,901)         (995)
NET LOSS PER SHARE                                 (0.02)        (0.02)        (0.07)        (0.02)
                                                  ------        ------        ------        ------
year ended December 31, 2001
----------------------------
Metal sales                                           --            --            --            --
Loss from operations                              (1,943)       (1,195)         (875)         (620)
Net loss                                          (2,031)         (931)         (995)         (398)
Net loss per share                                 (0.13)        (0.06)        (0.03)           --


Management's Responsibility for Financial Reporting

To the Shareholders of Campbell Resources Inc.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, none of whom are members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, Samson Belair/Deloitte & Touche, in accordance with generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

(SIGNED)                                    (SIGNED)

Andre Fortier,                              Lucie Brun,
President and Chief Executive Officer       Executive Vice-President and Chief
                                            Administrative Officer

Independent Auditors' Report

To the Board of Directors and the Shareholders of Campbell Resources Inc.

We have audited the consolidated balance sheets of Campbell Resources Inc. (the "Company") as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for each of the years in the two-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations, deficit and cash flows for the year ended December 31, 2000, prior to adjustments for the changes in accounting policy related to depreciation and depletion of mining interests and loss per share and for changes in accounting presentation with respect to the financing arrangement as described in Note 2, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 3, 2001. We have audited the adjustments to the 2000 financial statements and, in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

(SIGNED) SAMSON BELAIR/DELOITTE & TOUCHE

Montreal, Quebec
February 25, 2003

COMMENTS BY AUDITORS ON CANADA-UNITED STATES OF AMERICA REPORTING STANDARDS DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the financial statements. Our report to the Board of Directors and the Shareholders, dated February 25, 2003, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in thousands of Canadian dollars except per share amounts)

years ended December 31,                                     2002           2001           2000
------------------------                                   ------         ------     ----------
                                                                $              $              $
                                                                                     (restated)
Metal sales                                                14,691             --         15,682
                                                           ------         ------        -------
Expenses
     Mining                                                16,420             --         25,272
     Depreciation and amortization                          3,532             43          3,827
     General administration                                 1,815          2,113          2,633
     Care and maintenance                                     167          2,177            383
     Indemnity in lieu of notice                               --            300             --
     Severance pay                                             --             --            761
     Exploration                                               --             --          2,370
                                                           ------         ------        -------
                                                           21,934          4,633         35,246
                                                           ------         ------        -------
Loss before the following items                            (7,243)        (4,633)       (19,564)

Interest expense on long-term debt (Note 13)                 (668)          (461)          (318)
Interest income                                             1,268             --             --
Amortization of deferred charges                             (156)            --             --
Write-down of mining interests (Note 8)                        --             --        (24,793)
                                                           ------         ------        -------
Loss from operations                                       (6,799)        (5,094)       (44,675)
                                                           ------         ------        -------
Other income (expense)
     Gain on sale of subsidiaries (Note 14)                   777             49             --
     Other income                                           1,000            617          1,900
     Share of loss of affiliate                              (53)             --             --
                                                           ------         ------        -------
                                                            1,724            666          1,900
                                                           ------         ------        -------
Loss before taxes                                          (5,075)        (4,428)       (42,775)

Income and mining tax (expense) recovery (Note 15)            (62)            73            900
                                                           ------         ------        -------
NET LOSS                                                   (5,137)        (4,355)       (41,875)
                                                           ------         ------        -------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)            40,230         23,720         15,733
                                                           ------         ------        -------
BASIC AND FULLY DILUTED LOSS PER SHARE                      (0.13)         (0.18)         (2.66)
                                                           ------         ------        -------


CONSOLIDATED STATEMENTS OF DEFICIT
(expressed in thousands of Canadian dollars)

years ended December 31,                                                          2002         2001        2000
------------------------                                                         -----     --------     -------
                                                                                     $            $           $
BALANCE, BEGINNING OF YEAR
   As previously reported                                                        3,855      113,145      50,259
   Adjustment for change in depreciation and amortization policy (Note 2)           --           --      21,695
                                                                                 -----     --------     -------
   As restated                                                                   3,855      113,145      71,954
Change in accounting for income taxes (Note 2)                                      --           --        (684)
Transfer from the stated capital account to eliminate deficit (Note 12 b))          --     (113,645)         --
Net loss                                                                         5,137        4,355      41,875
                                                                                 -----     --------     -------
BALANCE, END OF YEAR                                                             8,992        3,855     113,145
                                                                                 -----     --------     -------


CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars)

as at December 31,                                          2002           2001
------------------                                       -------        -------
                                                               $              $
ASSETS
Current assets
     Cash and cash equivalents                             3,432          2,761
     Short-term investments at market value                  315             22
     Receivables                                           3,718          2,435
     Settlements receivable                                4,161             --
     Notes receivable (Note 4)                             1,903          1,037
     Inventories of ore and supplies (Note 5)              3,040          4,664
     Prepaids                                                555            517
                                                         -------        -------
                                                          17,124         11,436

Notes receivable (Note 4)                                 26,735         12,266
Investment (Note 6)                                        6,447          6,500
Restricted deposits and swap agreement (Note 7)           48,900         48,629
Future income tax (Note 15)                                2,350          3,375
Mining interests (Note 8)                                 25,833         25,365
Accrued benefit asset (Note 18)                            1,732          1,707
Other assets (Note 9)                                      2,612          1,078
                                                         -------        -------
                                                         131,733        110,356
                                                         -------        -------

LIABILITIES
Current liabilities
     Accounts payable                                      6,280          2,482
     Accrued liabilities                                   3,140          3,436
     Future income tax (Note 15)                              --            141
     Current portion of long-term debt (Note 11)           2,698             --
                                                         -------        -------
                                                          12,118          6,059

Reclamation and site restoration accruals (Note 10)        6,500          8,084
Long-term debt (Note 11)                                  56,468         55,974
Future income tax (Note 15)                                2,350          3,234
Deferred royalty (Note 4)                                 31,835         14,340
Other liabilities                                            102            563
                                                         -------        -------
                                                         109,373         88,254
                                                         -------        -------

SHAREHOLDERS' EQUITY
     Capital stock (Note 12)                              30,013         24,620
     Warrants (Note 12 e))                                 1,339             --
     Deficit                                              (8,992)        (3,855)
     Foreign currency translation adjustment                  --          1,337
                                                         -------        -------
                                                          22,360         22,102
                                                         -------        -------
                                                         131,733        110,356
                                                         -------        -------

Approved by the Board

(SIGNED)                                    (SIGNED)

Andre Y. Fortier                            G.E. "Kurt" Pralle
Director                                    Director

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of Canadian dollars)

years ended December 31,                                          2002       2001           2000
------------------------                                        ------     ------     ----------
                                                                     $          $              $
                                                                                      (restated)
OPERATING ACTIVITIES
     Net loss                                                   (5,137)    (4,355)       (41,875)
     Items not involving cash and cash equivalents
         Depreciation and amortization                           3,532         43          3,827
         Write-down of mining interests                             --         --         24,793
         Gain on sale of subsidiaries (Note 14)                   (777)       (49)            --
         Future mining tax recovery                                 --         --         (1,032)
         Other                                                    (247)       362         (1,730)
     Changes in non-cash working capital (Note 16)              (2,365)     3,212          2,217
                                                                ------     ------        -------
     Cash flow related to operating activities                  (4,994)      (787)       (13,800)
                                                                ------     ------        -------

FINANCING ACTIVITIES

     Increase (decrease) in debentures and other debt            2,947       (571)            --
     Issuance of capital stock (Note 12 e))                      5,934        445             77
     Other liabilities                                             (26)      (100)           (61)
     Other                                                          --        132             --
                                                                ------     ------        -------
     Cash flow related to financing activities                   8,855        (94)            16
                                                                ------     ------        -------

INVESTING ACTIVITIES

     Restricted cash                                                --        840           (840)
     Proceeds on sale of royalty (Note 4)                        1,690      1,037             --
     Increase in mining interests                               (4,256)    (1,789)        (7,196)
     Business acquisitions, net of cash (Note 3)                    --       (100)            --
     Money market instruments                                       --         --          8,000
     Increase in other assets                                     (624)      (982)            --
                                                                ------     ------        -------
     Cash flow related to investing activities                  (3,190)      (994)           (36)
                                                                ------     ------        -------

Effect of exchange rate change on cash and cash equivalents         --         88            149
                                                                ------     ------        -------

Increase (decrease) in cash and cash equivalents                   671     (1,787)       (13,671)
                                                                ------     ------        -------
Cash and cash equivalents, beginning of year                     2,761      4,548         18,219
                                                                ------     ------        -------
CASH AND CASH EQUIVALENTS, END OF YEAR                           3,432      2,761          4,548
                                                                ------     ------        -------

Supplementary information
     Income taxes paid (recovered)                                  93        (32)           295
     Interest paid                                                  --      2,867          2,995
     Deferred royalty (Note 4)                                  18,060     14,340             --
     Shares issued for business acquisitions (Note 3)               --     11,996             --
     Shares issued for mining interest (Note 12 b))                192        432             --
     Share issued in payment of debt (Note 12 b))                  360         --             --


years ended December 31, 2002, 2001 and 2000
(tabular amounts are expressed in thousands of Canadian dollars)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Campbell Resources Inc. (the "Company" or "Campbell") was incorporated under the laws of British Columbia and continued under the Canada Business Corporations Act. The Company directly or through its subsidiaries is engaged in the business of the exploration, development, mining and processing of precious and base metals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Preparation of consolidated financial statements

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects with United States GAAP. Significant differences relevant to the Company are presented in Note 21.

In 2001, management reconsidered the accounting presentation adopted in previous years with respect to the financing arrangement entered into in 1991 (Note 11a)) and accordingly has decided to disclose separately the assets and liabilities which had been previously netted. This change had no impact on prior year net loss and opening deficit.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the period. Actual results could differ from estimates. During the fiscal periods presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realizable value of accounts receivable, inventory, the useful lives of capital assets, the recoverability of mining interests, the future costs associated with environmental and site restoration matters, and the fair value of financial assets and liabilities. These estimates and valuation assumptions are based on current information and management's planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

Uncertainties

The Company's ability to discharge its liabilities and realize the carrying value of its assets in the normal course of operations is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from the disposal of its interests.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks and short-term deposits with original maturities of three months or less.

Inventories of ore and supplies

Supplies are valued at the lower of average cost and net replacement cost. Ore is valued at the lower of average production cost or net realizable value. Production costs include direct labour, benefits, supplies, and equipment operating costs and maintenance.

Investment

The entity in which the Company has the ability to exercise significant influence is accounted for using the equity method.

Mining interests

Plant and equipment are recorded at cost with depreciation provided either on the unit-of-production method basis using proven and probable reserves to which they relate, or on the straight-line method over their estimated useful lives.

Mining properties are recorded at cost and are depleted on the unit-of-production method basis using proven and probable reserves to which they relate. Costs incurred to expand existing capacity, develop new ore bodies and develop property substantially in advance of production are capitalized.

Exploration expenditures are charged to earnings in the period incurred except where these costs relate to specific properties for which economically recoverable reserves exist, in which case they are deferred. Significant property payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed.

Mining properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Conditions that may trigger an impairment assessment include changes in reserve estimates, commodity prices or estimated operating and reclamation and restoration costs. If estimated future net undiscounted cash flows expected to result from the use of the properties and their eventual disposital are less than the carrying amount, then these properties are written down to their estimated recoverable amount, determined on a non-discounted basis. Estimated future net undiscounted cash flows are based on currently estimated reserves and current estimates of future commodity prices and operating and reclamation and restoration costs.

In 2001, the Company modified its accounting policy related to the depreciation and depletion of mining interests, going from the unit-of-production method based upon the estimated mine life to the unit-of-production method based upon proven and probable mineable reserves, so as to have no differences with United States GAAP.

This policy was adopted retroactively and prior year financial statements were restated as follows:

                                                                           2000
                                                                         ------
                                                                              $
Decrease in depreciation and amortization                                   814
Decrease in write-down of mining interests                               20,881
Decrease in net loss                                                     21,695
Decrease in basic and fully diluted loss per share                         1.38
Increase in deficit opening balance                                      21,695


Other assets

Other assets are comprised principally of charges incurred in relation to the sale of royalties. These charges are amortized on a straight-line basis over a 10-year period.

Stock-based compensation plans

The Company has two stock-based compensation plans, which are described in Note
12c). No compensation expense for these plans is recognized when stock options are issued to directors or employees unless stock appreciation rights ("SAR") accompany the options. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

On January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The Section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 12 d).

Reclamation and site restoration accruals

Provisions are established for estimated future costs of site restoration of mining properties, including the removal of production facilities at the end of their useful lives. Costs are based on estimates of the anticipated method and extent of site restoration to meet current legal and industry standards. These standards are continually changing and the estimated provision is reviewed annually. The estimated future costs are accrued over the estimated life of the underlying asset and the annual charge, determined on the same basis as the amortization of the underlying asset, is included in mining costs.

Income taxes

The Company changed its policy for accounting for income taxes by adopting, effective January 1, 2000, the CICA Handbook Section 3465 "Income Taxes." This required a change from the deferral method of accounting for income taxes to the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The change has been adopted retroactively without restatement of prior years' financial statements resulting in the deficit at January 1, 2000 being reduced by $684,000.

Revenue recognition

The Company recognizes metal revenue when title to delivered gold, silver or copper and the risks and rewards of ownership are passed to the buyer.

Earnings per share

The Company's use of the treasury stock method in calculating diluted earnings per share is consistent with United States GAAP.

Pension plans

The Company accrues its obligations under pension plans and the related costs, net of plan assets. Pension benefits earned by employees are actuarially determined, using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Pension plan assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of the employees active at the date of the plan amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

Financial instruments

Prior to fiscal year 2001, the Company used forward and option contracts to hedge the effect of exchange rate changes on foreign currency exposure, and forward and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on hedging instruments that effectively establish prices for future production were not recognized in income until reflected in sales revenue when the related production was included in revenue. From time to time, the Company had entered into options contracts for the sale of commodities not designated as hedges. These contracts were carried at quoted market values and included in other assets (liabilities) and gains and losses arising from the changes in the market values of these contracts and were recognized in earnings in the period in which the changes occurred. Since 2001, the Company has not used financial instruments.

With respect to short-term deposits, the Company's policy is to invest in highly-rated instruments and to limit the amount of credit exposure to any one institution.

Currency translation

Prior to its disposal in 2002, the financial statements of the self-sustaining Mexican operations were translated into Canadian dollars at the year-end rate of exchange for the balance sheet and the average rate of exchange for the year for the statement of operations. Exchange gains or losses were included as a separate component of shareholders' equity as a foreign currency translation adjustment.

Prior to its disposal in 2001, the Panamanian operations were translated into Canadian dollars using the temporal method whereby monetary assets and liabilities were translated at the year-end rate of exchange, and non-monetary assets and liabilities were translated at historical rates of exchange. Exchange gains or losses were included in the determination of earnings.

3. BUSINESS ACQUISITIONS

On June 30, 2001, the Company merged with MSV Resources Inc. ("MSV") and GeoNova Explorations Inc. ("GNE"). The purchase method of accounting was used to account for this merger. This merger is summarized below:

                                                              MSV        GNE       Total
                                                           ------      -----      ------
                                                                $          $           $
Assets acquired
     Cash and cash equivalents                                650          9         659
     Receivables                                            1,977         33       2,010
     Inventories                                              623         --         623
     Prepaids                                                 257          7         264
     Investments                                            6,544         21       6,565
     Mining interests                                       4,233      3,817       8,050
     Accrued benefit assets                                   978         --         978
     Other assets                                             102         --         102
Liabilities assumed
     Accounts payable                                        (493)       (60)       (553)
     Accrued liabilities                                     (264)       (17)       (281)
     Convertible debentures and other debt                 (3,727)        --      (3,727)
     Reclamation and site restoration accruals             (1,500)        --      (1,500)
     Other liabilities                                         --       (435)       (435)
                                                           ------      -----      ------
Net assets acquired at fair value                           9,380      3,375      12,755
                                                           ------      -----      ------
Consideration
     Issuance of common shares (14,810,000 shares)          8,822      3,174      11,996
     Acquisition costs                                        558        201         759
                                                           ------      -----      ------
                                                            9,380      3,375      12,755
                                                           ------      -----      ------

4. NOTES RECEIVABLE

In December 2002, the Company completed the last tranche of a total of a $32,400,000 royalty sale based on the future production of the Joe Mann and Corner Bay properties. The royalty will be paid to the unitholder based on the following formula: the fraction of outstanding royalty units over 4,740 units multiplied by $8 per ton of ore for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale plus interest of 10% compounded annually, exceed the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. This royalty may be repurchased at any time on or after July 1, 2007.

The three portions provided cash consideration and notes receivable bearing yearly interest at 6.25% are as follows:

                                                                     Notes maturing
                                                 ---------------------------------------------------------
                             Royalty             February 2,     February 2,    February 2,   December 31,
Closing date                    sale     Cash           2002            2003           2004           2011
------------                 -------    -----    -----------     -----------    -----------   ------------
                                   $        $              $               $              $              $
December 2001                 14,340    1,037          1,037             569             --         11,697
June 2002                     12,740    1,210             --             956            382         10,192
December 2002                  5,320      479             --             378            208          4,256
                              ------    -----          -----           -----            ---         ------
                              32,400    2,726          1,037           1,903            590         26,145
                              ------    -----          -----           -----            ---         ------


5. INVENTORIES OF ORE AND SUPPLIES

                                                             2002           2001
                                                            -----          -----
                                                                $              $
Ore                                                           645             --
Supplies                                                    2,395          4,664
                                                            -----          -----
                                                            3,040          4,664
                                                            -----          -----


6. INVESTMENT

                                                                 2002       2001
                                                                -----      -----
                                                                    $          $
Investment in an entity subject to significant influence,
     Corporation Copper Rand Inc. ("CCR")
(65,000 common shares - 26% of outstanding shares)              6,447      6,500
                                                                -----      -----

a) The Company holds an option with the other owners of CCR to purchase, at any time, up to 60,000 common shares of CCR at $100 per share plus 10% per year, in order to increase its interest in the project to 50%.

b) Should the other shareholders of CCR decide to exercise their right of exchange between April 8, 2003 and March 8, 2004 or in the 90 days following the sale of more than half of the share capital of MSV or of a substantial portion of the assets of MSV (including a merger transaction), the Company will issue convertible debentures in exchange for up to 125,000 common shares of CCR, thereby increasing the Company's share by another 50%. These convertible debentures, if issued, will be exchangeable for Campbell common shares at the price of $1.025 per share.

7. RESTRICTED DEPOSITS AND SWAP AGREEMENT

As described in Note 11a), in 1991, the Company entered into a Swap Agreement and made deposits with an international bank to secure all principal and interest payments associated with the Guaranteed Subordinate Debentures and Notes and Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares. These deposits expire in 2007 and earn interest at Canadian Bankers' Acceptance rates. The deposits and the Swap Agreement were irrevocably assigned to secure all payments due to investors.

Interest accretes on the restricted deposits over the term of the financing arrangement to attain the amount of $50,000,000, which is due at the end of the financing arrangement.

8. MINING INTERESTS

                                             2002                                     2001
                             ---------------------------------         -------------------------------
                                      ACCUMULATED                              Accumulated
                                     DEPRECIATION                             depreciation
                                              AND     NET BOOK                         and    Net book
                             COST    AMORTIZATION        VALUE         Cost   amortization       value
                          -------    ------------     --------      -------   ------------    --------
                                $               $            $            $              $           $
Property, plant
     and equipment         30,246          15,994       14,252       61,593         44,675      16,918
Mining properties         120,981         109,400       11,581      117,107        108,660       8,447
                          -------         -------       ------      -------        -------      ------
                          151,227         125,394       25,833      178,700        153,335      25,365
                          -------         -------       ------      -------        -------      ------

During 2002, the Company entered into:

a) an agreement under which Strateco Resources Inc. could earn a 50% interest in the properties Borduas-Martel and Desjardins jointly named Discovery project in Bruneau and Desjardins townships, Quebec, by incurring $4,500,000 expenditures on the properties and by issuing a total of 600,000 shares and 300,000 warrants granting the right to purchase 300,000 shares over a period of four years;

b) an agreement under which the Company purchased a mining claim adjacent to the Joe Mann mining concession for a consideration of 250,000 common shares and a 2% net smelter return;

c) an agreement to convert the options held by SOQUEM Inc. into interests of respectively 35% and 40% in the Joe Mann and Chibougamau exploration properties. These interest amounts are based on the completed qualifying expenditures versus the total expenditure amount SOQUEM Inc. had to incur to earn their 50% interest.

In 2000, as part of its periodic evaluation of the carrying value of its mining interests, the Company wrote off its carrying value of its Cerro Quema project in Panama by $9,081,020 and wrote down the Joe Mann project in Quebec by $26,007,751 and the Santa Gertrudis project in Mexico by $10,585,256 for an aggregate write-down of $45,674,027 before restatement. The restatement referred to in Note 2 on depreciation and amortization of mining interests decreased the write-down by $20,881,000.

9. OTHER ASSETS

Other assets are comprised of the following:

a)    Deferred charges

                                              2002                                    2001
                            -----------------------------------     -----------------------------------
                                       ACCUMULATED     NET BOOK                Accumulated     Net book
                             COST     AMORTIZATION        VALUE      Cost     amortization        value
                            -----     ------------     --------     -----     ------------     --------
                                $                $            $         $                $            $
Fees related
     to the sale
     of the royalty         2,535              156        2,379       982               --          982
Fees related to
     the long-term debt       337              254           83       315              219           96
                            -----              ---        -----     -----              ---        -----
                            2,872              410        2,462     1,297              219        1,078
                            -----              ---        -----     -----              ---        -----

b) Other assets also include an amount of $150,000 receivable in December 2004 from CCR.

10. RECLAMATION AND SITE RESTORATION ACCRUALS

In addition to the $6,500,000 reclamation and site restoration accrual for the Joe Mann and Eastmain sites, the Company benefits from an environmental fund of approximately $3,900,000 as at December 31, 2002 ($3,739,000 in 2001). This fund is held in trust by Computershare Trust Company of Canada and will be used for the rehabilitation and restoration of the Copper Rand, Portage, Jaculet and Copper Cliff mining sites acquired by MSV from Westminer Canada Limited in 1993.

The cost of the rehabilitation plan was estimated at $3,695,000 in March 1999, and the plan was approved by the Societe de developpement de la Baie James and Westminer Canada Limited in the same year. In the event there is a shortage of funds required to do the rehabilitation and restoration work, the shortfall will be assumed equally between the Company and the Societe de developpement de la Baie James, pursuant to the agreement entered into in 1993.

11. LONG-TERM DEBT

                                                                                       2002       2001
                                                                                     ------     ------
                                                                                          $          $
Guaranteed Subordinate Debentures, bearing interest at varying rates,
     repayable at maturity in 2007 (a)                                               38,000     38,000
Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares
     of a subsidiary, with a nominal value of $12,000,000 (a)                        10,900     10,629
                                                                                     ------     ------
                                                                                     48,900     48,629
Convertible Subordinated Debentures bearing interest at 7.5% (b)                      4,025      4,063
Convertible Debentures with interest accrued thereon of $385,000
     ($132,000 in 2001) (c)                                                           3,535      3,282
Credit facility, secured by a first charge on the assets of Meston Resources Inc.
     and guaranteed by the Company, bearing interest at the average prime rate of six Canadian banks plus 1.5%, repayable from November 2002 in quarterly
     instalments of $670,000, maturing February 2004(1)                               2,646         --
Loan secured by vehicles, no interest, repayable in monthly payments of $1,512
     up to November 2005 and $573 thereafter, maturing in December 2006                  60         --
                                                                                     ------     ------
                                                                                     59,166     55,974
Current portion                                                                       2,698         --
                                                                                     ------     ------
                                                                                     56,468     55,974
                                                                                     ------     ------

(1) As part of the credit facility arrangement, 606,061 warrants were issued and the fair value of the warrants of approximately $258,000 was applied to the reduction of proceeds received as described in Note 12 e).

a) In 1991, a subsidiary of the Company entered into a financing arrangement ("Arrangement") whereby it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes ("Debentures") and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares ("Preferred Shares"). The Debentures are unsecured, subordinate to all existing non-trade debt and future senior debt, and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally and pari passu with the common shares for dividends when declared, and are retractable in 2007.

      In order to secure the performance and repayment of the Debentures and Preferred Shares, the Company's subsidiary entered into an Interest Rate and Currency Exchange Agreement, referred to as a Swap Agreement, with a major international bank. The Swap Agreement provides for the conversion of one floating rate interest basis to another and for differences in the timing of payments so as to match the interest payment requirements under the Debentures, repayment of the Debentures upon maturity and retraction of the Preferred Shares. The Company's subsidiary invested $46,000,000 in restricted deposits with the counterparty to the Swap Agreement, which have been assigned to secure all payments due under the Swap Agreement (Note 7). The deposits and Swap Agreement were irrevocably assigned directly to and accepted by the investors.

      The Preferred Shares will increase to their nominal value of $12,000,000 over the term of the financing period.

b) The debentures are unsecured, bear interest at 7.5% payable in arrears on June 1 and December 1 of each year and mature on July 21, 2004. The debentures are convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of US$5.00 per common share. The debentures are redeemable for cash at any time after the fifth anniversary of the date of issue or, at the Company's option, may be redeemed for common shares on the basis of one common share for each US$5.00 of debenture principal being redeemed. The right of the Company to redeem the debentures for cash or common shares is conditional on the average price of the common shares exceeding US$5.00 during a period of 20 consecutive days prior to notice of redemption. The Company may, at its option, repay the debenture at maturity by issuing common shares of the Company at the conversion price of US$5.00 per common share.

      During 2002, debenture holders did not convert debenture principal into common shares of the Company (2001 -US$25,000), resulting in a balance outstanding at December 31, 2002 and 2001 of US$2,551,000.

c) The debentures are unsecured, bear interest at 8% annually, plus an additional interest charge calculated as follows: 1% for every $1 million of unpaid capital multiplied by the net smelter return ("NSR"), which is reduced by $40 multiplied by the tonnage of ore produced by the Copper Rand Mine. This charge will be determined at the end of each year, beginning with the first repayment of capital. The first interest payment is due July 1, 2004 and quarterly thereafter. The debentures are refundable as to 20% of capital on July 1, 2004, as to 40% on July 1, 2005 and as to 40% on July 1, 2006, or are convertible into common shares at a price of $1.025 per share or up to a maximum of $1.64 based on an increase in the gold price above US$350.

12. CAPITAL STOCK

a)    Authorized shares

      Preference shares - unlimited, issuable in series, without par value Common shares - unlimited

b)    Issued and outstanding shares

                                            2002                      2001                      2000
                               ----------------------   -----------------------   ------------------------
                                      SHARES   AMOUNT           Shares   Amount           Shares    Amount
                              --------------   ------   --------------   ------   --------------    ------
                              (IN THOUSANDS)        $   (in thousands)        $   (in thousands)         $
Common shares
     Balance, beginning
         of year                      32,562   24,620           15,784  125,355           15,715   125,339
Issued
     Conversion of convertible
         debentures                       --       --                5       37               --        --
     Private placement(1)              9,897    4,276            1,163      445               --        --
     Shares issued in
         consideration for
         the amendment of the
         Net Smelter Return
         Royalty Agreement                --       --              800      432               --        --
     Share consolidation                  --       --               --       --               (3)      (61)
     Consideration for business
         acquisitions (Note 3)            --       --           14,810   11,996               --        --
     Reduction in stated capital          --       --               -- (113,645)              --        --
     Acquisition of properties           350      192               --       --               --        --
     Payment of debt                     500      360               --       --               --        --
     Shares repurchased                   (7)     (12)              --       --               --        --
     Exercise of warrants
         and options                   1,176      577               --       --               72        77
                                      ------   ------           ------ --------           ------   -------
     Balance, end of year             44,478   30,013           32,562   24,620           15,784   125,355
                                      ------   ------           ------ --------           ------   -------

(1) During the year ended December 31, 2002, the Company issued 9,897,000 common shares for net proceeds of $4,276,000, after deduction of the fees and costs of $581,000 related to this issuance and the fair value assigned to the 5,542,564 warrants issued as part of the private placement of $1,081,000 (Note 12 e)).

b)    Issued and outstanding shares (cont.)

      During the year ended December 31, 2001, the Company, through a special resolution adopted at its annual shareholders meeting, reduced its stated capital by $113,645,000 and transferred the amount from the stated capital account of the common shares to the deficit account to eliminate the expected deficit on the merger referred to in Note 3.

      At the annual meeting on May 19, 2000, the shareholders approved a one-for-ten share consolidation of the common shares issued and outstanding. The common shares issued for the comparative periods presented in the preceding tables have been adjusted to reflect the consolidation.

c)    Employee Incentive Plan and Directors' Stock Option Plan

      The Employee Incentive Plan comprises a Share Option Plan, a Share Purchase Plan, a Share Bonus Plan and a Share Loan Plan. The Share Purchase Plan calls for Company contributions of an amount equal to 50% of employee contributions, which can amount to a maximum of 5% of their basic annual salaries. The common shares are issued on a quarterly basis at market value.

      Under the Share Bonus Plan, common shares can be issued to full-time salaried employees as a bonus in recognition of services as determined by the Compensation Committee or the Board of Directors. No shares were issued in the last three years.

      The Share Loan Plan provides the Compensation Committee or the Board of Directors with the discretion to make loans to full-time employees to enable them to acquire common shares in the Company. No loans are presently outstanding under this plan.

      Options granted under the Directors' and Employee Share Option Plans expire no later than five years from the date on which they were granted and all current options expire on or before August 6, 2007.

      Changes in the share option plans are as follows:

                                               2002                   2001                   2000
                                 ------------------     ------------------     ------------------
                                           WEIGHTED               Weighted               Weighted
                                            AVERAGE                average                average
                                           EXERCISE               exercise               exercise
                                 SHARES       PRICE     Shares       price     Shares       price
                                 ------    --------     ------    --------     ------    --------
(in thousands except per share amounts)           $                      $                      $
Outstanding,
     beginning of year            1,499        1.00        408        8.65        673        9.10
Granted                             690        0.67      1,329        0.54         15        3.70
Expired and cancelled                (8)       9.10       (238)      11.60       (280)       9.47
                                  -----        ----      -----       -----       ----        ----
Outstanding, end of year          2,181        0.86      1,499        1.00        408        8.65
                                  -----        ----      -----       -----       ----        ----

The following summarizes information about stock options outstanding at December 31, 2002:

OPTIONS OUTSTANDING

                                                          WEIGHTED
                                                           AVERAGE    WEIGHTED
                                                         REMAINING     AVERAGE
RANGE OF                                     NUMBER    CONTRACTUAL    EXERCISE
EXERCISE PRICE                          OUTSTANDING           LIFE       PRICE
--------------                          -----------    -----------    --------
(in thousands except per share amounts)
$                                                                            $
0.51 - 0.67                                   2,019      3.8 YEARS        0.59
3.70 - 4.40                                     162      1.0 YEARS        4.31
                                              -----      ---------        ----
                                              2,181      3.6 YEARS        0.86
                                              -----      ---------        ----

d) The Company does not recognize compensation expense for stock options granted to employees. The table below presents pro forma net loss and net loss per share as if stock options granted to employees had been accounted for based on the fair value method.

                                                                            2002
                                                                           -----
(in thousands except per share amounts)                                        $
Net loss as reported                                                       5,137
Estimated stock-based compensation costs                                     262
                                                                           -----
Pro forma net loss                                                         5,399
                                                                           -----
Pro forma net loss per share                                                0.13
                                                                           -----

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.11%, expected dividend yield of nil, expected volatility of 97% and an expected option life of five years. The weighted-average fair value of the options granted during the year ended December 31, 2002 is $0.38 per share. The Black-Scholes model, used by the Company to calculate option values, was developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions. This model also requires four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

e)    Warrants and options

      i)   Issued during the year ended December 31, 2002

           The Company recorded the fair value of the warrants issued as of the date of issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 3.80% to 4.06%, expected dividend yield of nil, expected volatility ranging from 94% to 97% and an expected life of 1 to 3 years.

           o As part of the private placement referred to in Note 12 b), 5,542,564 share purchase warrants have been issued. Each warrant entitles the holder to purchase one common share of the Company at $0.80 per share until May 15, 2003. The fair value of the warrants as of the date of issuance was estimated at $1,081,000 and recorded in reduction of the net proceeds of issuance of capital stock.

           o In regard to the credit facility obtained, 606,061 share purchase warrants have been issued. Each warrant entitles the holder to purchase one common share of the Company at $0.66 per share until February 28, 2005. The fair value of the warrants as at the date of issuance was estimated at $258,000 and applied to the reduction of the amount received under the credit facility presented under long-term debt.

      ii)  Issued in prior years

           o In consideration for the financial support received by one subsidiary from Societe de developpement de la Baie James in past years, the Company has committed to issue 153,310 warrants. Each warrant entitles the holder to purchase one common share of the Company at $1.435 per share until March 8, 2003.

           o In regard to the financing of the Copper Rand mine development, Investissement Quebec carries a five-year option entitling it to subscribe to a maximum of 25,000 shares of CCR at $100 per share. Upon issuance of these shares by CCR, the shares will be automatically exchanged for common shares of the Company at $1.025 per share.

           o Options to purchase 86,000 common shares of the Company at $0.52 until December 31, 2003 were granted in consideration of services to be rendered to the Company.


13. INTEREST EXPENSE ON LONG-TERM DEBT

                                                          2002      2001          2000
                                                        ------    ------    ----------
                                                             $         $             $
                                                                            (restated)
Credit facility                                             83        --            --
Guaranteed Subordinate Debentures                        2,005     2,819         2,970
Convertible Debentures                                     585       461           318
                                                        ------    ------        ------
                                                         2,673     3,280         3,288
Interest revenue on restricted deposits (Note 7)        (2,005)   (2,819)       (2,970)
                                                        ------    ------        ------
                                                           668       461           318
                                                        ------    ------        ------

14. GAIN ON SALE OF SUBSIDIARIES

During the year the Company sold two subsidiaries and recorded a gain of $777,000 as detailed below:

a) On January 31, 2002, the Company sold Oro De Sotula S.A. de C.V. ("Oro"), a wholly-owned subsidiary, to Queenstake Resources Ltd. ("Queenstake") for a maximum price of US$2,000,000, payable as follows:

      i) US$1,000,000 promissory note maturing January 31, 2005, if the actual liabilities, incurred by Queenstake with respect to outstanding litigation commenced in 1996 between Oro and the Mexican tax authorities ("the tax case") and reclamation costs of properties owned by Oro ("the reclamation"), do not exceed US$2,000,000. The amount of the promissory note issued will be reduced to nil if the actual combined liabilities incurred by Queenstake exceed US$3,207,000 and is subject to reduction in accordance with a formula agreed by the parties.

      ii) Up to a maximum of US$1,000,000 secured by promissory notes expiring on December 31, 2005 as described below:

           o US$150,000 note, paid by Queenstake through issuance of 978,500 shares in 2002 since the price of gold reached US$315 per ounce.

           o US$250,000 note, paid by Queenstake through issuance of 1,194,531 shares in the first quarter of 2003 since the price of gold reached US$330 per ounce during the first quarter of 2003.

           o US$600,000 note receivable on the tenth business day following the day on which the price of gold is at least US$350 per ounce.

           The price of gold to be used is the average of the London PM fix over a 120-day calendar period. These notes are receivable on the tenth business day following the day the average price is reached.

           The Company will retain an interest providing for a net smelter return royalty of 1% to be paid on all production by Queenstake from the mining concessions and exploration properties which are owned by Oro at the time of closing. Furthermore, in the event of any sale, option or similar agreement occurring with a third party before December 31, 2005 relating to the Oro shares, the mine or mining concessions and exploration properties which were owned by Oro, the Company will receive 33 1/3% of the total consideration under such agreement.

           A loss of $34,000 was recorded upon the sale of the interest in Oro, taking into account the promissory note of US$150,000 paid during the year. The US$250,000 note paid subsequent to year-end was not considered in the determination of the loss, since accounting conditions had not been met.

b) On November 19, 2002, the Company sold Recursos Escondidos, S.A. de C.V. ("Recursos"), a wholly-owned subsidiary, for a consideration of 50,000 common shares of International Coromandel Resources Ltd. and the assumption of all environmental liabilities relating to the mining concession. A gain of $811,000 was recorded upon the sale of Recursos.


15. INCOME AND MINING TAXES

a)    Effective tax rate

      The income tax recovery varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory tax rates of approximately 35.3% (2001 - 37.3% and 2000 - 39.3%) to earnings before taxes as follows:


                                                                        2002         2001         2000
                                                                       ------      ------   ----------
                                                                            $           $            $
                                                                                            (restated)
Expected income tax recovery using statutory income tax rates           1,774       1,652       16,810
Resource allowance                                                       (142)       (159)        (712)
Mining tax recovery                                                        --          --        1,032
Valuation allowance                                                    (1,694)     (1,474)     (15,227)
Other                                                                      --          54       (1,003)
                                                                       ------      ------      -------
Income and mining tax (expense) recovery                                  (62)         73          900
                                                                       ------      ------      -------

b)    Future income taxes

At December 31, future income taxes are as follows:

                                                               2002        2001
                                                            -------     -------
                                                                  $           $
Current future income tax assets:
     Inventories of ore and supplies                            168          --
     Other                                                       15          --
                                                            -------     -------
                                                                183          --
                                                            -------     -------
Non-current future income tax assets:
     Mining interests                                        24,835      34,910
     Operating loss carry forwards                            6,771       5,570
     Capital loss carry forwards                             11,340       8,633
     Deferred royalty                                        10,556       5,042
     Other                                                    2,484       2,755
                                                            -------     -------
                                                             55,986      56,910
                                                            -------     -------
                                                             56,169      56,910

Valuation allowance                                         (53,819)    (53,535)
                                                            -------     -------
Future income tax assets                                      2,350       3,375
                                                            -------     -------
Current future income tax liabilities:
     Inventories                                                 --         141
Non-current future income tax liabilities:
     Other                                                    2,350       3,234
                                                            -------     -------
Future income tax liabilities                                 2,350       3,375
                                                            -------     -------
Net future income taxes                                          --          --
                                                            -------     -------

c)    Loss carry forwards

      At December 31, 2002, the Company and its subsidiaries had operating losses for income tax purposes in Canada approximating $20,400,000, which are available to reduce taxable income in future years and which expire to the year 2009. In addition, the Company and its subsidiaries had capital losses for income tax purposes in Canada of approximately $68,400,000, which can be applied against future taxable capital gains.

16. CHANGES IN NON-CASH WORKING CAPITAL

                                                                              2002           2001          2000
                                                                            ------          -----          -----
                                                                                 $              $              $
Short-term investments                                                          --            (11)            --
Receivables and settlements receivable                                      (5,531)         1,259            315
Inventories of ore and supplies and prepaids                                  (338)           665            224
Accounts payable and accrued liabilities                                     3,504          1,299          1,678
                                                                            ------          -----          -----
                                                                            (2,365)         3,212          2,217
                                                                            ------          -----          -----

17. COMMITMENTS AND CONTINGENCIES

a) The Company has committed to pay royalties calculated on the net smelter return at various rates or based on the tonnage of ore processed at the mills. These agreements are also subject to repurchase rights at various prices.

b) On June 30, 2001, the Company amended the Net Smelter Return Royalty Agreement on the production of the Joe Mann Mine in consideration for the issuance of 800,000 common shares of the Company for a value of $432,000. The royalty was reduced to a graduated net smelter return royalty increasing from 1.5% at a gold price of US$325 per ounce to 2.0% at a gold price of US$375 per ounce. After a cumulative royalty payment of $500,000, a royalty of 1% will be paid only if the gold price is US$350 or above.

c) As the promoter and operator of the Copper Rand Mine ("CCR"), a subsidiary of the Company guaranteed the repayment of the $22 million loan facility provided by Investissement Quebec to CCR. At December 31, 2002, the loan to CCR amounted to $11,238,796.

d) The Company's current and proposed mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment and, to the best of its knowledge, believes its operations are in compliance with all applicable laws and regulations, in all material respects. The Company has made, and expects to make, submissions and expenditures in the future to comply with such laws and regulations. Where estimated reclamation and closure costs are reasonably determinable, the Company has recorded a provision for environmental liabilities based on management's estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as new information becomes available.

e) Under the financing arrangement referred to in Note 11a), mineral development expenditures which were renounced to the investors as part of the Arrangement were based, in part, on independent valuations of certain related mineral properties. Canada Customs and Revenue Agency ("CCRA") has challenged certain of those valuations, and disallowed certain of the renounced flow-through deductions to certain of the investors. The Company may be contingently liable for certain losses or damages to investors, if any, that may result if CCRA is ultimately successful in its challenges. No provision for any such losses had been recorded at year-end.

18. PENSION PLAN

The Company and its subsidiaries maintain primarily final pay defined benefit pension plans for most of their employees.

a)    The net expense (credit) recognized for the years is as follows:

                                                                2002      2001
                                                                ----    ------
                                                                   $         $
Net benefit plan expense (credit):
     Current service cost                                         58        43
     Expected return on plan assets                             (909)   (1,024)
     Interest cost                                               809       816
     Actuarial loss amortization                                  38        --
                                                                ----    ------
     Net credit                                                   (4)     (165)
                                                                ----    ------

b) Information about the Company's defined benefit plans, in aggregate, is as follows:

                                                                 2002      2001
                                                               ------    ------
                                                                    $         $
Accrued benefit obligation:
     Balance, beginning of year                                12,437     3,348
     Obligation related to the acquisition of MSV                  --     9,213
     Service cost                                                  68        57
     Benefit paid                                                (968)     (997)
     Interest cost                                                809       816
     Actuarial loss                                               746        --
                                                               ------    ------
     Balance, end of year                                      13,092    12,437
                                                               ------    ------
Plan assets:
     Fair value, beginning of year                             12,352     3,965
     Plan assets related to the acquisition of MSV                 --     9,663
     Contributions                                                 32        73
     Benefits paid                                               (968)     (997)
     Actual return on plan assets                                (849)     (352)
                                                               ------    ------
     Fair value, end of year                                   10,567    12,352
                                                               ------    ------
Funded status:
     Plan deficit                                              (2,525)      (85)
     Unrecognized actuarial loss                                4,257     1,792
                                                               ------    ------
     Accrued benefit asset                                      1,732     1,707
                                                               ------    ------

c) The significant actuarial assumptions used in measuring the Company's expenses and accrued benefit obligation are as follows:

                                                         2001              2001
                                                -------------     -------------
                                                            %                 %
Discount rate                                            6.25              6.75
Expected return on plan assets                  7.50 AND 8.00     7.50 and 8.00
Rate of compensation increase                            4.00              4.00

d)    The following information pertains to the underfunded plans at year-end:

                                                                 2002      2001
                                                               ------     -----
                                                                    $         $
Accrued benefit obligation                                     13,092     9,170
Fair value of plan assets                                      10,567     8,665
                                                               ------     -----
Funding deficit                                                (2,525)     (505)
                                                               ------     -----

19. SEGMENTED INFORMATION

The Company's operations consist principally of the exploration, development, mining and processing of precious ad base metals. The following is a summary of the Company's revenue by geographic area:

                                                     2002      2001      2000
                                                   ------    ------    ------
                                                        $         $         $
Canada                                             14,691        --    11,042
Mexico                                                 --        --     4,640
                                                   ------    ------    ------
                                                   14,691        --    15,682
                                                   ------    ------    ------

Mining operations ceased in November 2000 and resumed in Canada in February 2002. The Mexican operations were suspended in 2000 and sold in January 2002.

Revenue is attributed to countries based on the source of the production.

20. FINANCIAL INSTRUMENTS

Fair value

At December 31, 2002, the fair value of the Company's convertible debentures was estimated to be $3,539,000 (2001 - $3,342,000) based on financial models compared to the carrying amount of $7,559,000 (2001 - $7,345,000). The carrying amount of cash, short-term investments, receivables, accounts payable, accrued liabilities and other liabilities in the consolidated balance sheets approximates fair value based on their short-term maturities and or quotes received.

Credit risk

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly-rated counterparties, normally major financial institutions including banks. The credit risk exposure of derivative instruments is represented by the fair value of contracts with a positive fair value at the reporting date. The credit risk represents the maximum amount that would be at risk if the counterparties failed completely to perform under the contracts.

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

The material differences between Canadian GAAP and United States GAAP affecting the Company's consolidated financial statements are detailed as follows:

                                                                          2002               2001             2000
                                                                        ------         ----------       ----------
                                                                             $                  $                $
                                                                                       (restated)       (restated)
Reconciliation of net loss
     Net loss - Canadian GAAP                                           (5,137)            (4,355)         (41,875)
     Adjustments:
         Write-down and depreciation and amortization of
               mining interests (a)                                        377                 --           (1,957)
         Exploration expenses (b)                                       (2,427)              (530)              --
         Future income taxes (c)                                            --                 --           (1,032)
         Derivative instruments (d)                                        624               (584)              --
                                                                        ------             ------          -------
     Net loss - United States GAAP                                      (6,563)            (5,469)         (44,864)
     Minimum liability of defined benefit plans (e)                     (1,922)            (1,640)              --
     Foreign currency translation                                       (1,337)                79              665
                                                                        ------             ------          -------
     Comprehensive loss - United States GAAP                            (9,822)            (7,030)         (44,199)
                                                                        ------             ------          -------
Basic and fully diluted loss - United States GAAP                        (0.16)             (0.23)           (2.85)
                                                                        ------             ------          -------

                                                                          2002               2001             2000
                                                                        ------         ----------       ----------
                                                                             $                  $                $
                                                                                       (restated)       (restated)
Reconciliation of shareholders' equity
     Shareholders' equity - Canadian GAAP                               22,360             22,102           13,468
     Adjustments:
         Write-down and depreciation and amortization of
              mining interests (a)                                      (1,580)            (1,957)          (1,957)
         Exploration expenses (b)                                       (2,957)              (530)              --
         Derivative instruments (d)                                         40               (584)              --
         Minimum liability of defined benefit plans (e)                 (3,562)            (1,640)              --
         Capital stock (g)                                              (1,481)            (1,481)              --
         Warrants of the entity subject to significant influence (h)       485                485               --
                                                                        ------             ------          -------
Shareholders' equity - United States GAAP                               13,305             16,395           11,511
                                                                        ------             ------          -------

a)    Write-down and depreciation and amortization of mining interests

      Under Canadian GAAP, mining interests should be written down to the net recoverable amount if this is less than the carrying amount, whereas under United States GAAP, if the future undiscounted net cash flows are less than the carrying amount, the capital asset should be written down to its fair value. Accordingly, the difference between the carrying amount of mining interests in Canadian GAAP and United States GAAP results in an additional depreciation and amortization charge of $377,000 in accordance with Canadian GAAP.

b)    Exploration expenses

      Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration and development work is either effectively abandoned and related costs are written off or an operating mine is established following which accumulated costs are amortized to earnings. Under United States GAAP and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially minable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred.

c)    Future income taxes

      Prior to the year 2000, under Canadian GAAP, income and mining taxes could be accounted for under the deferral method. Under United States GAAP, the asset and liability method is used, whereby future tax assets and liabilities are recognized for the future taxes attributable to differences between book value and the tax basis of the Company's assets and liabilities.

d)    Derivative instruments

      In 2001, the Company signed an amendment to the existing collective agreement under which the employees agreed to salary reductions or increases based on the price of gold during the term of the agreement. Furthermore, the debentures detailed in Note 11 c) include embedded derivatives such as additional interest charge calculated on the net smelter return and the tonnage of ore produced by the Copper Rand Mine and a conversion option into common shares at variable prices based on an increase in the gold price above US$350 per ounce. Under Canadian GAAP, no value was assigned to these embedded derivatives. Under United States GAAP (SFAS 133), the related derivatives are evaluated at their fair value as at each balance sheet date and the resulting difference between the fair value as at December 31, 2001 and 2002 is recorded in current earnings.

e)    Minimum liability of defined benefit plans

      The provisions of Statement of Financial Accounting Standards No. 87, "Employers Accounting for Pensions," requires companies with any plans that have an unfunded accumulated benefit obligation to recognize an additional minimum pension liability, and in certain circumstances, a reduction of accumulated other comprehensive income. Therefore, in accordance with United States GAAP, the consolidated balance sheets at December 31, 2002 and 2001 would include an additional minimum pension liability of $3,562,000 and $1,640,000, respectively, and an equivalent reduction of accumulated other comprehensive income.

f)    Comprehensive income

      United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), minimum pension liability adjustments and certain foreign currency translation gains and losses. Fiscal 2001 comprehensive loss and shareholders' equity were restated to include the additional minimum liability of deferred benefit plans of $1,640,000.

g)    Capital stock

      Before July 1, 2001, under Canadian GAAP, the value assigned to the common shares issued in consideration of the business acquisitions referred to in
      Note 3 was based on the average trading price of the shares over a reasonable period before and after the closing date of the merger (June 30, 2001). Under United States GAAP, the value assigned to the common shares is based upon the average trading price of the shares over a reasonable period before and after the date the terms of the business combinations are agreed to and announced (April 25, 2001).

h)    Warrants of the entity subject to significant influence

      Under Canadian GAAP, no value would be recognized for the warrants issued by CCR, the entity subject to significant influence, for which the Company has granted an automatic conversion feature into common shares of the Company. Under United States GAAP, the fair value of the conversion feature is recognized in shareholders' equity and recorded as an additional cost to the investment in CCR. The adjustment of $485,000 represents the fair value of the conversion feature.

i)    Elimination of deficit

      Canadian GAAP permits the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 2001, is not permitted under United States GAAP and would result in an increase of $113,645,000 in both capital stock and deficit in 2001.

j)    Change in accounting policies under United States GAAP

      On January 1, 2001, the Company implemented FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", and no transition adjustment resulted from the adoption of SFAS 133.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that established a single accounting model, based on the framework of SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), for long-lived assets to be disposed of by sale. The Company adopted SFAS No.144 in 2002, and no adjustment resulted from its adoption.

k)    Future accounting changes

      In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The statement provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of undiscounted cash flows. The statement is effective for fiscal years beginning after June 15, 2002 and the Company has not yet determined the effect of the adoption.

      On June 28, 2002, the FASB approved SFAS 146, "Accounting for Exit or Disposal Activities." SFAS 146 addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities. SFAS 146 requires that the initial measurement of a liability for costs associated with disposal activities should be recorded at fair value. In periods subsequent to initial measurement, changes to the liability should be measured using the credit-adjusted risk-free rate that was used to measure the liability initially. The cumulative effect of a change resulting from a revision to either the timing or the amount of estimated cash flows should be recognized as an adjustment to the liability in the period of the change and reported in the same line item(s) in the statement of operations used when the related costs were recognized initially. Changes due to the passage of time should be recognized as an increase in the carrying amount of the liability and as an expense (for example, accretion expense). The provisions of the statement will be effective for disposal activities initiated after December 31, 2002, with early application encouraged. The impact of adopting SFAS 146 is not expected to be material.

      FASB issued Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" ("FIN 45"). The Company will adopt the provisions of FIN 45 related to the recognition of guarantees as liabilities on January 1, 2003. FIN 45 requires companies to recognize liabilities of certain guarantees at fair values. The Company does not expect this interpretation to have a material impact on its consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities." This standard will require that certain entities (referred to as "variable interest entities") will have to be consolidated in the future. The Company does not believe it will be affected by this pronouncement because it has no variable interest entities.

22. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

BOARD OF DIRECTORS                               SENIOR MANAGEMENT

JAMES C. MCCARTNEY, Q.C. 1 3 5                   ANDRE Y. FORTIER
Chairman of the Board                            President and Chief Executive Officer
Counsel, McCarthy Tetrault, Law Firm
                                                 CLAUDE BEGIN
ANDRE Y. FORTIER 1                               Executive Vice-President
President and Chief Executive Officer            and Chief Operating Officer
Campbell Resources Inc.
                                                 LUCIE BRUN
LOUIS ARCHAMBAULT 4 5                            Executive Vice-President
President, Groupe conseil Entraco Inc.           and Chief Administrative Officer

MICHEL BLOUIN 2 5                                ALAIN BLAIS
Partner, Lavery de Billy, Law Firm               Vice-President, Geology and Development

GRAHAM G. CLOW 2 4                               LORNA D. MACGILLIVRAY
Mining Engineer                                  Vice-President, Corporate Secretary
Roscoe Postle Associates Inc.                    and General Counsel

NICOLAS GUAY *                                   AUDITORS
Company Director                                 Samson Belair/Deloitte & Touche

G.E. "KURT" PRALLE 2 3                           TRANSFER AGENTS AND REGISTRARS
Mining and Metallurgical Consultant              National Bank Trust Inc.
                                                 1100 University, 9th Floor

JAMES D. RAYMOND 1                               Montreal, Quebec H3B 2G7
Private Investor and Company Director            Toll free: 1(800) 341-1419 (Canada)

                                                 Mellon Investor Services
                                                 85 Challenger Road, Overpeck Center

1 Executive Committee                            Ridgefield Park, New Jersey USA 07660
2 Audit Committee
3 Compensation Committee                         INVESTOR CONTACT
4 Environmental Committee                        Andre Y. Fortier
5 Corporate Governance Committee                 President and Chief Executive Officer
* Nominee                                        Tel.: (514) 875-9037
                                                 Fax: (514) 875-9764
                                                 afortier@campbellresources.com

QUARTERLY TRADING STATISTICS

COMMON SHARE PRICES      TORONTO STOCK EXCHANGE             OTCBB/NYSE
                                  (CAN$)                       (US$)
                        -------------------------    -------------------------
                        High     Low       Volume    High     Low       Volume
                        ----    ----    ---------    ----    ----    ---------
2002
4TH QUARTER             0.55    0.29    3,343,167    0.38    0.18    1,992,283
3RD QUARTER             0.79    0.50    1,160,784    0.51    0.30    1,223,664
2ND QUARTER             0.91    0.55    6,204,246    0.64    0.36    5,008,023
1ST QUARTER             0.75    0.32    1,642,843    0.47    0.18    1,115,033

2001
4th Quarter             0.55    0.26    2,236,190    0.33    0.13    3,513,400
3rd Quarter             0.85    0.43      959,461    0.55    0.27      439,600
2nd Quarter             1.00    0.65      216,823    0.69    0.38      980,900
1st Quarter             1.05    0.37      260,316    0.68    0.25    1,388,100


HEAD OFFICE
Suite 1405
1155 University Street
Montreal, Quebec  H3B 3A7
Tel.: (514) 875-9033
Fax: (514) 875-9764





MINING OFFICE
P.O. Box 400
Chibougamau, Quebec  G8P 2X8
Tel.: (418) 748-7691
Fax: (418) 748-7696











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